Exhibit 12.1
Home BancShares, Inc.
Computation of Ratios of Earnings to Fixed Charges

	Three Months Ended		Six Months Ended
	June 30,		June 30,		Year Ended December 31,
Exhibit	2010	2009	2010	2009	2009	2008	2007	2006	2005
(In thousands, except ratio’s)

Fixed Charges and Preferred Dividends

Interest expense	8,072	9,616	15,638	20,237	37,391	56,552	70,776	57,949	33,985
Capital debt expense Trust Preferred	600	659	1,197	1,335	2,552	3,114	3,002	2,991	2,017
Estimated interest in rent	89	80	173	160	318	332	284	261	206
Preferred dividends (E)	625	625	1,250	1,145	2,395	—	—	359	574

Combined fixed charges and preferred dividends (B)	9,386	10,980	18,258	22,877	42,656	59,998	74,062	61,560	36,782
Less: interest on deposits	5,872	7,131	11,167	15,249	27,442	45,593	56,232	46,213	26,883

Combined fixed charges and preferred dividends excluding interest on deposits (D)	3,514	3,849	7,091	7,628	15,214	14,405	17,830	15,347	9,899

Earnings

Pre-tax income from continuing operations	13,465	7,663	33,354	16,797	38,936	12,036	28,964	23,165	16,381
Fixed charges and preferred dividends	9,386	10,980	18,258	22,877	42,656	59,998	74,062	61,560	36,782

Total earnings (A)	22,851	18,643	51,612	39,674	81,592	72,034	103,026	84,725	53,163
Less: interest on deposits	5,872	7,131	11,167	15,249	27,442	45,593	56,232	46,213	26,883

Total earnings excluding interest on deposits (C)	16,979	11,512	40,445	24,425	54,150	26,441	46,794	38,512	26,280

Ratio of earnings to fixed charges

Ratio, including interest on deposits (A/(B-E))	2.61	1.80	3.03	1.83	2.03	1.20	1.39	1.38	1.47
Ratio, excluding interest on deposits (C/(D-E))	5.88	3.57	6.92	3.77	4.22	1.84	2.62	2.57	2.82

Ratio of earnings to fixed charges & preferred dividends

Ratio, including interest on deposits (A/B)	2.43	1.70	2.83	1.73	1.91	1.20	1.39	1.38	1.45
Ratio, excluding interest on deposits (C/D)	4.83	2.99	5.70	3.20	3.56	1.84	2.62	2.51	2.65